w hitesmu

Pacific Northwest Office

805 SW Broadway, Suite 2440

Portland, Oregon 97205

Telephone: (503) 419-3000 I Facsimile: (503) 419-300I

www.white-summer s.com

Direct Dial: 503/419-3002

March 8, 2017

Broadcast 3DTV Inc.

1020 Hollywood Way, Suite 120

Burbank, California 91505

Re:

Registration of Securities

Ladies and Gentlemen:

We have examined the Offering Circular on Form 1-A of Broadcast 3DTV Inc., a California corporation (the "Company"), in connection with the qualification under the Securities Act of 1933, as amended (the "Act") of the offer and sale of up to Fifty Thousand (50,000) shares of 6% Convertible Preferred Stock Share of the Company (the "Securities") by the Company, proposed to be sold at a price of One Hundred Dollars ($100) per share of 6% Convertible Preferred Stock Share with one 6% Convertible Preferred Stock Share minimum offering amount.

We have reviewed such corporate proceedings and other matters as we have deemed necessary for the opinions expressed in this letter. Based upon the foregoing, we are of the opinion that upon payment for, and delivery of the Securities in accordance with the Offering Circular and the enclosed Compliance Certificate to be executed by the Chairman of the Board, the Securities will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion letter as an exhibit to the Offering Circular and as an exhibit to the registration form. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

CAFFEE & JAMES, LLP

cc:

Broadcast 3DTV Inc. Enclosure